UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number: 001-33621
ALEXCO RESOURCE CORP.
(Translation of registrant's name into English)
Suite 1225, Two Bentall Centre
555 Burrard Street, Box 216
Vancouver, BC V7X 1M9 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE
Exhibits 99.1 to 99.11 this Form 6-K of Alexco Resource Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-227024) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement
99.2	Consent of Adrian Churcher
99.3	Consent of Hassan Ghaffari
99.4	Consent of Gilles Arseneau
99.5	Consent of Paul Hughes
99.6	Consent of Zach Allwright
99.7	Consent of Ting Lu
99.8	Consent of Cliff Revering
99.9	Consent of David Farrow
99.10	Consent of Alan McOnie
99.11	Consent of Neil Chambers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Alexco Resource Corp.
(Registrant)

Date: March 25, 2020	By:	/s/ Mike Clark
Mike Clark
	Title:	Chief Financial Officer